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                                 UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION      +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2005  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |             |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
(Check One)
[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X]Form 10-Q
[ ] Form N-SAR

For Period Ended:
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[X] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______March 31, 2003___

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
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| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If            the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Maxxis Group, Inc.
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Full Name of Registrant:


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Former Name if Applicable

1901 Montreal Road, Suite 108
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Address of Principal Executive Office (Street and Number)

Tucker, Georgia 30084
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City, State, Zip Code

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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is unable to complete the review of its financial statements for the Quarter ended March 31, 2003 and the Quarterly Report on Form 10-Q without unreasonable effort and expense. On December 9, 2002, the Company's former auditors notified the Company of its decision to resign as independent auditors and withdraw it report, dated January 31, 2002, on the Company's financial statements for the fiscal year ending June 30, 2001. On April 1, 2003 the Company filed a report on Form 8-K with the Securities and Exchange Commission stating that it had retained Tauber & Balser, P.C. as it's new Auditor to audit the Balance Sheet of the Company as of June 30, 2003, 2002, and 2001, and related Statements of Operations, Stockholder's Equity, and Cash Flow for the years then ended.
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Alvin Curry                     (770)            696-6343
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ]Yes [X]No

The Company's Form 10-K for the year ended June 30,2002 has not been timely filed. The Company's Forms 10-Q for the periods ending September 30, 2002 and December 31, 2002 has not been timely filed.

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following estimates are based on our financials statements, which have not been finalized or subject to review by the Company's Auditors. The Company's consolidated net sales for the three and nine months period ended March 31, 2003, were approximately $1.3 million and $4.2 million, respectively. The Company's consolidated net sales for the three and nine months period ended March 31, 2002 were $1.9 million and $5.9 million, respectively, a decrease of 33% and a reduction of 29%. Operating losses for the three and nine month periods ended March 31, 2003, are expected to be approximately $600,000 and $1.3 million, respectively, compared to an operating loss of $734,000 and a profit of $40,000 in the comparable 2002 three month and nine month periods.

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                                    Maxxis Group, Inc.
                     ------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2003                   By: /s/    Alvin Curry
     -----------------------------       -------------------------------------
                                                   Alvin Curry
                                                   Chief Executive Officer

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).